PAGE 1

                                              UNITED STATES

                                   SECURITIES AND EXCHANGE COMMISSION

                                         WASHINGTON, D.C.  20549


                                                FORM 11-K


            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                                                   OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                              For the fiscal year ended September 30, 1994


                                      Commission file number 1-8022



                                TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                             CSX CORPORATION
                                        AND AFFILIATED COMPANIES



                                             CSX CORPORATION
                                         A Virginia Corporation
                              IRS Employer Identification Number 62-1051971
                                            One James Center
                                          901 East Cary Street
                                        Richmond, Virginia 23219
                                        Telephone (804) 782-1400
















                                                  - 1 -



            PAGE 2




             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                       Page No.

       Report of Ernst & Young LLP, Independent Auditors               3

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1994                                          4

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1993                                          5

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1994               6

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1993               7

       Notes to Financial Statements                                   8-12

Supplemental Schedules

       Assets Held for Investment - September 30, 1994                 14-15

       Transactions or Series of Transactions in
         Excess of 5% of the Fair Value of
         Plan Assets - Fiscal Year Ended September 30, 1994            16

Signature                                                              17




















                                                  - 2 -



            PAGE 3

                            Report of Ernst & Young LLP, Independent Auditors
                            -------------------------------------------------


The Pension Committee
Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated
    Companies
CSX Corporation
Richmond, Virginia


We have audited the accompanying statements of net assets available for plan benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the "Plan") as of September 30, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1994 and 1993, and the changes in its net assets available for plan benefits for the fiscal years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of September 30, 1994, and transactions or series of transactions in excess of 5% of the fair value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.

                                           /s/ ERNST & YOUNG LLP
                                           ---------------------
                                           Ernst & Young LLP

Richmond, Virginia
March 24, 1995

             PAGE 4

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              (Dollars in Thousands)

                                                            September 30, 1994
                          ------------------------------------------------------------------------------------------
                            Stable      Income    S&P 500           Aggressive  Int'l    CSX
                           Interest       and      Index    Growth    Growth   Equity   Stock   Loan
                             Fund     Growth Fund  Fund      Fund      Fund     Fund    Fund    Fund     Total
                          ------------------------------------------------------------------------------------------
ASSETS
  Investments
   Guaranteed investment
    contracts (cost -
    $174,223)             $174,223   $    ---    $   ---   $    --- $   --- $   ---   $   ---   $  --- $174,223
   Mutual funds
    (cost - $116,553)          ---     50,907     21,145     40,023   3,461  11,231       ---      ---  126,767
   Common stock - CSX
    Corporation (1,921,155
    shares; cost -
     $88,126)                  ---        ---        ---        ---     ---     ---   131,599      ---  131,599
   Collective trust fund
    (cost - $4,243)          4,243        ---        ---        ---     ---     ---       ---      ---    4,243
   Loans to participants       ---        ---        ---        ---     ---     ---       ---   28,594   28,594
   Cash and cash equivalents 2,207         18          7         14       1       4     1,268      ---    3,519
                          --------    -------    -------    -------  ------ -------  --------  ------- --------
                           180,673     50,925     21,152     40,037   3,462  11,235   132,867   28,594  468,945


  Contributions receivable   1,132        487        301        443      63     151     1,209      ---    3,786
                          --------    -------    -------    -------  ------ -------   -------  ------- --------
   TOTAL ASSETS            181,805     51,412     21,453     40,480   3,525  11,386   134,076   28,594  472,731

LIABILITIES
  Accrued Expenses             (75)       (24)        (9)       (19)     (2)     (6)      (58)     ---     (193)
                          --------    -------    -------    ------- ------- -------  --------   ------ --------

   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS      $181,730    $51,388    $21,444    $40,461  $3,523 $11,380  $134,018  $28,594 $472,538
                          ========    =======    =======    =======  ====== =======  ========  ======= ========

See notes to financial statements.

             PAGE 5

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              (Dollars in Thousands)

                                                            September 30, 1993
                          ------------------------------------------------------------------------------------------
                            Stable      Income    S&P 500           Aggressive  Int'l    CSX
                           Interest       and      Index    Growth    Growth   Equity   Stock   Loan
                             Fund     Growth Fund  Fund      Fund      Fund     Fund    Fund    Fund    Total
                           -----------------------------------------------------------------------------------------
ASSETS
  Investments
   Guaranteed investment
    contracts (cost -
    $142,917)               $142,917    $   ---   $   ---    $   ---   $---  $  ---  $    ---  $  ---  $142,917
   Mutual funds
    (cost - $82,889)            ---      40,841    17,450    43,335     781   1,177       ---     ---  103,584
   Common stock - CSX
    Corporation (1,588,340
    shares; cost - $59,243)     ---         ---       ---       ---     ---     ---   123,295     ---  123,295
   Collective trust fund
   (cost - $14,688)          14,688         ---       ---       ---     ---     ---       ---     ---    14,688
   Loans to participants         ---        ---       ---       ---     ---     ---       ---  25,550    25,550
   Cash and cash equivalents    279           3         1         5     ---     ---        32     ---       320
                           --------     -------   -------   -------    ----  ------  -------- -------  --------
                            157,884      40,844    17,451    43,340     781   1,177   123,327  25,550   410,354


  Contributions receivable    1,139         436       301       480      14      18       974     ---     3,362
                           --------     -------   -------   -------    ----  ------  -------- -------  --------
   TOTAL ASSETS             159,023      41,280    17,752    43,820     795   1,195   124,301  25,550  413,716

LIABILITIES
  Accrued Expenses               (8)         (3)       (1)       (5)    ---     ---        (9)    ---      (26)
                           --------     -------   -------   -------    ----  ------  -------- ------- --------


   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS       $159,015     $41,277   $17,751   $43,815    $795  $1,195  $124,292 $25,550 $413,690
                           ========     =======   =======   =======    ====  ======  ======== ======= ========


See notes to financial statements.

             PAGE 6

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              (Dollars in Thousands)

                                                    Fiscal Year Ended September 30, 1994
                          ------------------------------------------------------------------------------------------
                            Stable      Income    S&P 500           Aggressive  Int'l    CSX
                           Interest       and      Index    Growth    Growth   Equity   Stock   Loan
                             Fund     Growth Fund  Fund      Fund      Fund     Fund    Fund    Fund      Total
                           -----------------------------------------------------------------------------------------
ADDITIONS
  Investment income
   Interest and dividends   $ 12,854   $ 1,641    $   505    $  423  $  ---   $   35  $  3,178 $ 1,715 $ 20,351
  Employer contributions        ---        ---        ---       ---     ---      ---    10,757     ---   10,757
  Employee contributions     13,409      5,828      3,612     5,718      574   1,143     2,206     ---   32,490
  Net realized and unrealized
   appreciation (depreciation)
   of investments               ---      1,018        124    (3,569)      9      644   (19,360)    ---   (21,134)
  Other receipts resulting
   from plan mergers         10,024      5,496      2,307     1,889   1,040    1,180    14,212     ---   36,148
                           --------    -------    -------   -------  ------   ------   -------  ------ --------
                             36,287     13,983      6,548     4,461   1,623    3,002    10,993   1,715   78,612
DEDUCTIONS
  Withdrawals by
   participants              (7,915)    (1,406)      (877)   (1,727)   (121)    (236)   (5,577) (1,261) (19,120)
  Administrative expenses      (276)       (65)       (27)      (59)    (11)     (16)     (190)    ---     (644)
                           --------    -------    -------   -------  ------   ------   -------  ------ --------
                             (8,191)    (1,471)      (904)   (1,786)   (132)    (252)   (5,767) (1,261) (19,764)

INTERFUND TRANSFERS          (5,381)    (2,401)     (1,951)    (6,029) 1,237   7,435     4,500   2,590      ---
                           --------    -------    -------   -------  ------   ------  ------------------------------

NET INCREASE (DECREASE)
 IN NET ASSETS               22,715     10,111      3,693    (3,354)  2,728   10,185     9,726   3,044   58,848

Net assets available for
plan benefits at beginning
of year                     159,015     41,277     17,751    43,815     795    1,195   124,292    25,550413,690
                           --------    -------    -------   -------  ------   ------  --------  ------ --------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS AT END OF
YEAR                       $181,730    $51,388    $21,444   $40,461  $3,523  $11,380  $134,018 $28,594 $472,538
                           ========    =======    =======   =======  ======  =======  ======== ======= ========


See notes to financial statements.

             PAGE 7

                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                              (Dollars in Thousands)

                                                   Fiscal Year Ended September 30, 1993
                          -------------------------------------------------------------------------------------------
                            Stable      Income    S&P 500           Aggressive  Int'l    CSX
                           Interest       and      Index    Growth    Growth   Equity   Stock   Loan
                             Fund     Growth Fund  Fund       Fund     Fund     Fund    Fund    Fund     Total
                           ------------------------------------------------------------------------------------------
ADDITIONS
  Investment income
    Interest and dividends  $ 11,724    $ 1,089   $   374     $   420    $--- $  --- $  2,399  $ 1,661 $ 17,667
  Employer contributions       1,991        381       195         431     ---    ---    9,775      ---   12,773
  Employee contributions      13,911      4,848     3,332       5,894      14     18    1,065      ---   29,082
  Net realized and unrealized
   appreciation (depreciation)
   of investments                ---      6,489     1,372       7,236      44    (10)  28,420      ---   43,551
                            --------    -------   -------     -------    ---- ------ --------  ------- --------
                              27,626     12,807     5,273      13,981      58      8   41,659    1,661  103,073
DEDUCTIONS
  Withdrawals by participants (8,210)    (1,241)     (543)     (1,495)    ---    ---   (4,907)  (1,060) (17,456)
  Administrative expenses       (233)       (42)      (20)        (50)    ---    ---      (93)     ---     (438)
                            --------    -------   -------     -------    ---- ------ --------  ------- --------
                              (8,443)    (1,283)     (563)     (1,545)    ---    ---   (5,000)  (1,060) (17,894)

INTERFUND TRANSFERS           (2,590)       843       574      (3,481)    737  1,187     (508)   3,238      ---
                            --------    -------   -------     -------    ---- ------ --------   ------ --------

NET INCREASE IN NET ASSETS    16,593     12,367     5,284       8,955     795  1,195   36,151    3,839   85,179

Net assets available for
plan benefits at beginning
of year                      142,422     28,910    12,467      34,860     ---    ---   88,141   21,711  328,511
                            --------    -------   -------     -------    ---- ------ --------  ------- --------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS AT END
OF YEAR                     $159,015    $41,277   $17,751     $43,815    $795 $1,195 $124,292  $25,550 $413,690
                            ========    =======   =======     =======    ==== ====== ========  ======= ========


See notes to financial statements.

            PAGE 8

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1994
                             (Dollars in Thousands)

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies ("the Plan") are maintained on the accrual basis. All security transactions are recorded as of the trade date.

Investments in guaranteed investment contracts are reported at cost plus accrued income. Investments in mutual funds and CSX Corporation ("CSX") common stock are valued at the last reported sales price on the last business day of the Plan year. Investments in collective trust fund participation units are reported at values determined by the fund manager and are based on the current market values of the underlying assets of the fund. Investments in loans to participants are carried at their outstanding principal balances. Such loans bear interest at the prime rate in effect at the beginning of the quarter in which each loan originated.

Cash and cash equivalents are net of overdrafts which are funded from Plan receipts and proceeds from investments sold.

Certain amounts in the 1993 financial statements have been reclassified to conform to the 1994 presentation.

NOTE 2--DESCRIPTION OF THE PLAN

A complete description of Plan provisions, including those relating to contributions, vesting, withdrawals, loans and distributions, is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"). Plan participation is voluntary and is limited to full-time salaried employees and certain non-union hourly employees of CSX Corporation and adopting affiliated companies (the "Employer"). The total number of participants in the Plan as of September 30, 1994 and 1993 was 10,344 and 10,299, respectively.

Plan Mergers: Effective January 1, 1994, the American Commercial Lines, Inc. Thrift Plan was merged into the Plan. The merger resulted in a transfer of $33,984 of net assets to the Plan.

Effective January 1, 1994, the Customized Transportation, Inc. Employee Savings Plan was merged into the Plan. The merger resulted in a transfer of $2,164 of net assets to the Plan.

                                                  - 8 -



            PAGE 9
             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1994
                             (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Stable Interest Fund, consisting primarily of guaranteed investment contracts issued by highly-rated insurance companies; (2) the Income and Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for a combination of income and capital growth potential; (3) the S&P 500 Index Fund, consisting of a mutual fund that invests in common and capital stocks selected primarily to duplicate the performance of the stock market as a whole; (4) the Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; (5) the Aggressive Growth Fund, consisting of a mutual fund that invests in the common stocks of small to medium-sized companies selected primarily for capital growth over time; (6) the International Equity Fund, consisting of a mutual fund that invests in the stocks of companies located outside the United States selected primarily to achieve long-term growth by participating in the growth of foreign economies; and (7) the CSX Stock Fund, consisting of investments in CSX Corporation common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of his or her base compensation, in 1% multiples, to the Plan (the "basic contributions"). In addition, the Plan permits participants to contribute up to 20% of any incentive compensation to the Plan. All participant contributions may be made on a before- or after-tax basis within the limits imposed by the IRC and may be invested in any combination of the seven investment alternatives. Investment direction may be revised by participants as often as twelve times per calendar year.

Subject to certain limitations, a participant may also reinvest distributions received from another qualified plan into the Plan.

Employer Contributions: The Employer matches a participant's basic contributions in an amount equal to the lesser of 50% of those contributions or 3% of his or her base compensation. Employer matching contributions are made in the form of cash deposits to the CSX Stock Fund. A participant's incentive compensation contributions are not matched.

Through the fiscal year ended September 30, 1993, the Employer was also permitted to make annual contributions of up to an additional 3% of each participating employee's compensation. Such contributions were made by cash deposits to one or more of the investment funds, as determined by the individual employee's election. If no employee election was in effect, the contributions were made to the Stable Interest Fund. During the fiscal year ended September 30, 1993, the Employer made additional contributions of $3,063.
                                                  - 9 -



            PAGE 10

             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1994
                             (Dollars in Thousands)

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Vesting, Withdrawals, Loans and Distributions: Participants are immediately vested in all contributions made to their accounts plus investment earnings thereon.

Withdrawals, loans and distributions are controlled in accordance with the provisions of the Plan.

Participant Accounts: Each participant's account is credited or charged with the participant's contributions, the employer's contributions, and an allocation of the Plan's earnings, losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

Administrative Expenses: The administrative expenses of the Plan are paid by CSX or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in fiscal years 1994 and 1993.

NOTE 3--INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Guaranteed Investment Contracts: Substantially all of the assets held in the Stable Interest Fund are invested in guaranteed investment contracts issued by various insurance companies. These contracts contain provisions which may impose penalties for withdrawals prior to the scheduled maturity dates. In addition, this Fund invests in the IDS Trust Income Fund, a collective trust fund which invests primarily in guaranteed investment contracts issued by insurance companies. The collective trust fund is managed by Investors Diversified Services ("IDS"). At September 30, 1994 and 1993, there were no individual investment contracts that represented 5% or more of the Plan's net assets.

Mutual Funds: Substantially all of the assets held in the Income and Growth Fund at September 30, 1994 and 1993, are invested in the Fidelity
Equity-Income Fund, a mutual fund managed by Fidelity Management & Research Company.


                                                 - 10 -



            PAGE 11
             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 1994
                             (Dollars in Thousands)

NOTE 3--INVESTMENTS--Continued

Substantially all of the assets held in the S&P 500 Index Fund at September 30, 1994 and 1993, are invested in the Vanguard Index Trust-500 Portfolio, a mutual fund managed by the Vanguard Group.

Substantially all of the assets held in the Growth Fund at September 30, 1994 and 1993, are invested in the Twentieth Century Select Investors Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the Aggressive Growth Fund at September 30, 1994 and 1993, are invested in the Twentieth Century Vista Fund, a mutual fund managed by Twentieth Century Investors, Inc.

Substantially all of the assets held in the International Equity Fund at September 30, 1994 and 1993, are invested in the Morgan Stanley International Equity Fund, a mutual fund managed by Morgan Stanley.

CSX Stock Fund: Substantially all of the assets held in this fund at September 30, 1994 and 1993, are invested in CSX common stock.

Loan Fund: Substantially all of the assets held in this fund at September 30, 1994 and 1993, consist of loans made to Plan participants from their accounts.

NOTE 4--INCOME TAX STATUS

The Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is therefore exempt from taxation under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee is not aware of any course of action taken or series of events which have occurred that might adversely affect the Plan's qualified status.

NOTE 5--RELATED PARTY TRANSACTIONS

CSX Corporation provides the Plan with certain management and accounting services for which no fees are charged. During the fiscal years ended September 30, 1994 and 1993, the Plan received $3,138 and $2,343, respectively, representing cash dividends from CSX Corporation common stock.

The trustee, The Northern Trust Company, routinely invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1994, transactions involving this account included 381 purchases with a total cost of $175,647 and 342 sales with a fair value of $167,686. For the fiscal year ended September 30, 1993, transactions involving this account included 270 purchases with a total cost of $82,624 and 284 sales with a fair value of $82,307.



                                                 - 11 -



            PAGE 12

                        TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                                      NOTES TO FINANCIAL STATEMENTS
                                           September 30, 1994
                                         (Thousands of Dollars)

NOTE 6--COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for participant withdrawals processed prior to year-end but not yet paid. In financial statements prepared in accordance with generally accepted accounting principles, such amounts remain net assets available for plan benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                      September 30,
                                                   1994           1993
                                                 --------       --------
Net assets available for plan
  benefits per the financial statements          $472,538       $413,690

Withdrawals due but unpaid                           (129)          (147)
                                                 --------       --------
Net assets available for plan benefits
  per the Form 5500                              $472,409       $413,543
                                                 ========       ========

The following is a reconciliation of withdrawals made by participants per the financial statements to the Form 5500:

                                                    September 30, 1994
                                                    ------------------
Withdrawals by participants per the
  financial statements                                    $19,120
Add:  Withdrawals due but unpaid
  at September 30, 1994                                       129
Less:  Withdrawals due but unpaid
  at September 30, 1993                                      (147)
                                                          -------
Withdrawals by participants per the
  Form 5500                                               $19,102
                                                          =======












                                                  -12-



                   PAGE 13



























                                         SUPPLEMENTAL SCHEDULES

             PAGE 14

                        TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                                       ASSETS HELD FOR INVESTMENT
                                           September 30, 1994
                                         (Dollars in Thousands)
              Issuer                               Description                     Cost        Value
------------------------------------               ------------                  --------     --------

Guaranteed Investment Contracts
-------------------------------
  Allstate Life Insurance Co.                      GA-5116 Guaranteed
                                                   Investment Contract           $ 14,444     $ 14,444

  Allstate Life Insurance Co.                      GA-5547 Guaranteed
                                                   Investment Contract              6,150        6,150

  CNA Life Insurance Co.                           GP-12458 Guaranteed
                                                   Investment Contract              4,442        4,442

  Commonwealth Life Insurance Co.                  ADA-00602-FR Guaranteed
                                                   Investment Contract              5,538        5,538

  Commonwealth Life Insurance Co.                  ADA-00614-FR Guaranteed
                                                   Investment Contract              4,096        4,096

  Commonwealth Life Insurance Co.                  ADA-00645-FR Guaranteed
                                                   Investment Contract              8,101        8,101

  Confederation Life Insurance Co.                 61895 Guaranteed
                                                   Investment Contract              5,443        5,443

  Confederation Life Insurance Co.                 62210 Guaranteed
                                                   Investment Contract              5,070        5,070

  John Hancock Mutual Life                         5711 Guaranteed
   Insurance Co.                                   Investment Contract             10,310       10,310

  Hartford Life Insurance Co.                      GA-9445 Guaranteed
                                                   Investment Contract              1,978        1,978

  Hartford Life Insurance Co.                      GA-10131 Guaranteed
                                                   Investment Contract              8,105        8,105

  Manufacturers Life Insurance Co.                 GD #38327 Guaranteed
                                                   Investment Contract              4,086        4,086

  Metropolitan Life Insurance Co.                  12668 Guaranteed
                                                   Investment Contract             18,683       18,683

  Nationwide Life Insurance Co.                    GA-P4142 Guaranteed
                                                   Investment Contract              8,891        8,891

  Nationwide Life Insurance Co.                    GA-P4854 Guaranteed
                                                   Investment Contract              5,426        5,426

  Nationwide Life Insurance Co.                    GA-P5065 Guaranteed
                                                   Investment Contract              3,968        3,968

  New York Life Insurance Co.                      GA-06365 Guaranteed
                                                   Investment Contract              3,930        3,930

  New York Life Insurance Co.                      GA-06699 Guaranteed
                                                   Investment Contract             19,645       19,645

  Provident Life Insurance Co.                     GC-627-05491-01A Guaranteed
                                                   Investment Contract             10,757       10,757


             PAGE 15

                        TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                        AND AFFILIATED COMPANIES
                                  ASSETS HELD FOR INVESTMENT--Continued
                                         (Dollars in Thousands)
                                                                                               Fair
              Issuer                               Description                     Cost        Value
------------------------------------               ------------                  --------     --------
  Prudential Life Insurance Co.                    GA #6497-500 Guaranteed
                                                   Investment Contract           $  5,697     $  5,697

  Prudential Life Insurance Co.                    GA #6497-501 Guaranteed
                                                   Investment Contract              6,470        6,470

  Prudential Life Insurance Co.                    GA #6497-502 Guaranteed
                                                   Investment Contract              7,850        7,850

  Prudential Life Insurance Co.                    GA #6497-502 Guaranteed
                                                   Investment Contract              5,143        5,143

                                                                                 --------     --------
                                                                                  174,223      174,223
Mutual Funds
------------

  Fidelity Equity-Income Fund                      1,541,221 shares                44,880       50,907
  Vanguard Index Trust-500 Portfolio               484,761 shares                  18,589       21,145
  Twentieth Century Select Investors Fund          1,073,576 shares                38,867       40,023
  Twentieth Century Vista Fund                     334,697 shares                   3,507        3,461
  Morgan Stanley International Equity Fund         734,541 shares                  10,710       11,231
                                                                                 --------     --------
                                                                                  116,553      126,767
Common Stock
------------

  CSX Corporation                                  1,921,155 shares                88,126      131,599


Collective Trust Fund
---------------------

  IDS Trust Collective Income Fund                 115,323 units                    4,243        4,243


Loans to Participants
---------------------

  Tax Savings Thrift Plan for Employees            Loans, bearing interest at
  of CSX Corporation and Affiliated                the prime rate in effect at
  Companies                                        the beginning of the quarter
                                                   in which each loan originated   28,594       28,594


Cash Equivalents
----------------

  Collective Short-Term Investment Fund
    of The Northern Trust Company                  8,278,503 shares                 8,279        8,279






                PAGE 16


                             TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                                             AND AFFILIATED COMPANIES
                              TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5%
                                         OF THE FAIR VALUE OF PLAN ASSETS
                                       Fiscal Year Ended September 30, 1994
                                              (Dollars in Thousands)

                                                  Purchases                               Sales
                                                 or Advances                           or Repayments
                                              -----------------      ----------------------------------------------
                                                                               Value of         Cost    Net
                                                                             Assets Sold on      of     Gain
       Description of Asset                   Number      Cost       Number  Transaction Date   Asset  (Loss)
       --------------------                   ------     ------      ------  ----------------   -----  ------

Category (iii) -- series of securities transactions in excess of 5% of plan assets
----------------------------------------------------------------------------------

CSX Corporation Common Stock Fund                 22   $ 16,253          7      $  2,410     $  1,357  $1,053

Fidelity Equity-Income Fund                      105     19,054        157        10,000        7,366   2,634

Twentieth Century Select Investors Fund           57     15,262        198        15,000        9,833   5,167

Collective Short-Term Investment Fund
  of The Northern Trust Company                  381    175,645        342       167,686      167,686     ---

Loan Fund                                         28     14,410         16        10,105       10,105     ---

There were no category (i), (ii) or (iv) transactions during the fiscal year ended September 30, 1994.


            PAGE 17





                                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   TAX SAVINGS THRIFT PLAN FOR EMPLOYEES
                                   OF CSX CORPORATION AND AFFILIATED
                                   COMPANIES

                               By: /s/ GREGORY R. WEBER
                                   ----------------------------------------
                                   Gregory R. Weber
                                   Vice President, Controller and Treasurer
                                   CSX Corporation
                                   (Plan Sponsor)

Date:  March 29, 1995
































                                                 - 17 -